UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                           CARDIAC SCIENCE CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    14141A108
                                 (CUSIP Number)

                                  Rodd Macklin
                Perseus Acquisition/Recapitalization Fund, L.L.C.
                      Perseus Market Opportunity Fund, L.P.
                       Cardiac Science Co-Investment, L.P.
                         888 Seventh Avenue, 29th Floor
                            New York, New York 10106
                            Tel. No.: (212) 651-6400
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                            Bruce A. Gutenplan, Esq.
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                          New York, New York 10019-6064

                                September 1, 2005
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

--------------------------------------------------------------------------------
CUSIP No. 14141A108               SCHEDULE 13D                      Page 2 of 34
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Perseus Acquisition/Recapitalization Fund, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    1,244,728 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          1,244,728 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,244,728 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------
(1) Assuming complete exercise of the Perseus A/R Fund Warrants to purchase an aggregate of 5,447 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 14141A108               SCHEDULE 13D                      Page 3 of 34
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Perseus Market Opportunity Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    1,453,876 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          1,453,876 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,453,876 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.5% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

----------------
(1) Assuming complete exercise of the Perseus Market Opportunity Warrants to purchase an aggregate of 89,458 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 14141A108               SCHEDULE 13D                      Page 4 of 34
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Cardiac Science Co-Investment, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    453,169 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          453,169 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         453,169 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.0% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------

(1) Assuming complete exercise of the CS Co-Investment Warrants to purchase an aggregate of 1,983 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 14141A108               SCHEDULE 13D                      Page 5 of 34
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Perseus Acquisition/Recapitalization Management, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    1,697,897 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          1,697,897 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,697,897 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.6% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

-----------------
(1)  Assuming complete exercise of each of (i) the Perseus A/R Fund Warrants and
     (ii) the CS Co-Investment Warrants, to purchase an aggregate of 7,430 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 14141A108               SCHEDULE 13D                      Page 6 of 34
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Perseus Market Opportunity Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    1,453,876 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          1,453,876 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,453,876 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.5% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------
(1) Assuming complete exercise of the Perseus Market Opportunity Warrants to purchase an aggregate of 89,458 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 14141A108               SCHEDULE 13D                      Page 7 of 34
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Perseus Market Opportunity Partners GP, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    1,453,876 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        -0-
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          1,453,876 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,453,876 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.5% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------
(1) Assuming complete exercise of the Perseus Market Opportunity Warrants to purchase an aggregate of 89,458 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 14141A108               SCHEDULE 13D                      Page 8 of 34
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Perseus, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    1,453,876 (1)
                                        ----------------------------------------
                      NUMBER OF               8     SHARED VOTING POWER
                       SHARES                       -0-
                    BENEFICIALLY        ----------------------------------------
                      OWNED BY                9     SOLE DISPOSITIVE POWER
                        EACH                        1,453,876 (1)
                      REPORTING         ----------------------------------------
                       PERSON                 10    SHARED DISPOSITIVE POWER
                        WITH                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,453,876 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.5% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

------------------
(1) Assuming complete exercise of the Perseus Market Opportunity Warrants to purchase an aggregate of 89,458 shares of Common Stock. See Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 14141A108               SCHEDULE 13D                      Page 9 of 34
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Perseuspur, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    3,151,773 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          3,151,773 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,151,773 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.1% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

----------------
(1)  Assuming complete exercise of each of (i) the Perseus A/R Fund Warrants,
     (ii) the Perseus Market Opportunity Warrants and (iii) the CS Co-Investment Warrants, to purchase an aggregate of 96,888 shares of Common Stock. See
     Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 14141A108               SCHEDULE 13D                     Page 10 of 34
--------------------------------------------------------------------------------


1        NAME OF REPORTING PERSON

         Frank H. Pearl (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                              7     SOLE VOTING POWER
                                                    3,151,773 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES                     8     SHARED VOTING POWER
                BENEFICIALLY                        0
                  OWNED BY              ----------------------------------------
                    EACH                      9     SOLE DISPOSITIVE POWER
                 REPORTING                          3,151,773 (1)
                   PERSON               ----------------------------------------
                    WITH                      10    SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,151,773 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.1% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

----------------
(1)  Assuming complete exercise of each of (i) the Perseus A/R Fund Warrants,
     (ii) the Perseus Market Opportunity Warrants and (iii) the CS Co-Investment Warrants, to purchase an aggregate of 96,888 shares of Common Stock. See
     Item 5 herein.

--------------------------------------------------------------------------------
CUSIP No. 14141A108               SCHEDULE 13D                     Page 11 of 34
--------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER.

                  This Statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of Cardiac Science Corporation, a Delaware corporation (the "Company"), whose principal executive office is located at 16931 Millikan Avenue, Irvine, California 92606.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a), (b), (c) and (f). This Statement on Schedule 13D is being filed on behalf of each of the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"): (i) Perseus Acquisition/Recapitalization Fund, L.L.C., a Delaware limited liability company ("Perseus A/R Fund"); (ii) Perseus Market Opportunity Fund, L.P., a Delaware limited partnership ("Perseus Market Opportunity"); (iii) Cardiac Science Co-Investment, L.P., a Delaware limited partnership ("CS Co-Investment" and together with Perseus A/R Fund and Perseus Market Opportunity, the "Purchasers"); (iv) Perseus Acquisition/Recapitalization Management, L.L.C., a Delaware limited liability company ("Perseus Management"); (v) Perseus Market Opportunity Partners, L.P., a Delaware limited partnership ("Perseus Partners"); (vi) Perseus Market Opportunity Partners GP, L.L.C., a Delaware limited liability company ("Perseus Partners GP"); (vii) Perseus, L.L.C., a Delaware limited liability company ("Perseus"); (viii) Perseuspur, L.L.C., a Delaware limited liability company ("Perseuspur"); and (ix) Frank H. Pearl ("Mr. Pearl").

                  The Purchasers were formed in order to engage in the acquiring, holding and disposing of investments in various companies. Set forth on Annexes A, B and C hereto and incorporated by reference in response to this
Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Perseus A/R Fund, Perseus Market Opportunity and CS Co-Investment, respectively. Perseus Partners is the general partner of Perseus Market Opportunity and was formed to act as the general partner of Perseus Market Opportunity. Set forth on Annex D hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Perseus Partners. Perseus Partners GP is the general partner of Perseus Partners and was formed to act as the general partner of Perseus Partners. Set forth on Annex E hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Perseus Partners GP. Perseus is the managing member of Perseus Partners GP and was formed to act as the managing member of Perseus

--------------------------------------------------------------------------------
CUSIP No. 14141A108               SCHEDULE 13D                     Page 12 of 34
--------------------------------------------------------------------------------


Partners GP. Set forth on Annex F hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Perseus. Perseuspur is the managing member of Perseus and was formed to act as the managing member of Perseus. Set forth on Annex G hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Perseuspur.

                  Perseus Management is the managing member of the Perseus A/R Fund and the general partner of CS Co-Investment and was formed to act as the managing member and general partner of Perseus A/R Fund and CS Co-Investment, respectively. Set forth on Annex H hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Perseus Management. Perseuspur is the managing member of Perseus Management and was formed to act as the managing member of Perseus Management.

                  Mr. Pearl is the Chairman, President, Chief Executive Officer and managing member of Perseuspur, and in such capacities, may be deemed a beneficial owner of the Common Stock held for the account of the Purchasers.

                  Accordingly, pursuant to the regulations promulgated under
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Perseus Management, Perseus Partners, Perseus Partners GP, Perseus, Perseuspur and Mr. Pearl each may be deemed to be a beneficial owner of the Common Stock held for the account of the Purchasers.

                  The address of the principal business and principal office of
(i) Perseus Market Opportunity, (ii) CS Co-Investment, (iii) Perseus Partners,
(iv) Perseus Partners GP, (v) Perseus A/R Fund, (vi) Perseus Management, (vii) Perseus, (vii) Perseuspur and (ix) Mr. Pearl is 2099 Pennsylvania Avenue, Suite 900, Washington, D.C. 20006-1813. The present principal occupation or employment of Mr. Pearl is as executive officer of Perseus and its related entities. Mr. Pearl is a United States citizen.

                  (d) and (e). During the past five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any individual otherwise identified in response to Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or

--------------------------------------------------------------------------------
CUSIP No. 14141A108               SCHEDULE 13D                     Page 13 of 34
--------------------------------------------------------------------------------


prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Purchasers acquired, in the aggregate, 3,054,885 shares of Common Stock (the "Shares") and warrants to acquire 96,888 shares of Common Stock (the "Warrants" and, together with the Shares, the "Securities"), as a result of the cancellation, exchange and/or conversion of the aggregate principal amount of $50,000,00 of senior notes (the "Senior Notes"), 2,109,705 shares of common stock and warrants to purchase 14,407,481 shares of common stock of the predecessor of the Company, Cardiac Science, Inc., a Delaware corporation (the "Predecessor"), owned by the Purchasers, as discussed in Item 4 below. The Purchasers received the Securities in connection with the merger of the Predecessor into the Company (the "Merger") and certain related transactions. The source of the purchase price of the Purchasers interest in the Predecessor was capital contributions from the partners and members of the Purchasers.

ITEM 4.  PURPOSE OF TRANSACTION.

                  Except as disclosed herein, the Reporting Persons have acquired the Securities for investment purposes.

TERMS OF THE SENIOR NOTE AND WARRANT CONVERSION AGREEMENT

         Pursuant to the Senior Note and Warrant Conversion Agreement, dated February 28, 2005 (the "Conversion Agreement"), by and among the Predecessor, the Company and the Purchasers, the Purchasers agreed that, concurrently with the effective time of the Merger, September 1, 2005 (the "Effective Time"), the Senior Notes in the aggregate principal amount of $50,000,00 and warrants to purchase an aggregate of 13,438,599 shares of Predecessor common stock (the "Conversion Warrants") beneficially owned by the Purchasers were cancelled and terminated. In consideration thereof, concurrently with the Effective Time, the Purchasers received the following consideration (the "Consideration"): (i) an aggregate of $20,000,000, payable by the Company in cash, and (ii) 2,843,915 shares of Common Stock.

         The Conversion Agreement also provides that so long as the Purchasers continue to beneficially own at least 10% of the Company's outstanding capital stock, the Purchasers shall have the right, but not the obligation, to designate one director (the "Purchaser Designee") for election to the Company's board of directors and the Company shall cause such Purchaser Designee to be nominated for election at any

--------------------------------------------------------------------------------
CUSIP No. 14141A108               SCHEDULE 13D                     Page 14 of 34
--------------------------------------------------------------------------------


meeting of stockholders at which directors in the class of which such Purchaser Designee is a member are being voted upon. The initial Purchaser Designee is Ray
E. Newton, III, an affiliate of Perseus.

         Pursuant to the Conversion Agreement, certain agreements among the Purchasers and the Predecessor were terminated as of the Effective Time.

         The foregoing summary of the Conversion Agreement is qualified in its entirety by Exhibit 2. Terms of the Warrants

         In connection with the Merger, Warrants to purchase 84,388 shares of Common Stock previously issued to Perseus Market Opportunity were assumed by the Company. Such Warrants have a $25.00 per share exercise price and expire on May 30, 2009.

         In connection with the Merger, Warrants to purchase 1,089 shares of Common Stock previously issued to Perseus A/R Fund, Warrants to purchase 1,014 shares of Common Stock previously issued to Perseus Market Opportunity and Warrants to purchase 397 shares of Common Stock previously issued to CS Co-Investment were, in each case, assumed by the Company. Such Warrants have a $17.50 per share exercise price and expire on October 24, 2012.

         In connection with the Merger, Warrants to purchase 4,358 shares of Common Stock previously issued to Perseus A/R Fund, Warrants to purchase 4,056 shares of Common Stock previously issued to Perseus Market Opportunity and Warrants to purchase 1,586 shares of Common Stock previously issued to CS Co-Investment were, in each case, assumed by the Company. Such Warrants have a $46.10 per share exercise price and expire on September 17, 2013.

         In each case, the Warrants previously issued were issued by the Predecessor and the exercise prices and the number of shares issuable upon exercise of the Warrants were adjusted in accordance with the terms of the Merger.

         The exercise prices and the number of shares issuable upon exercise of the Warrants will be subject to adjustment upon the occurrence of certain events as set forth in the Warrants.

         The foregoing summary of the Warrants is qualified in its entirety by
Exhibit 3.

TERMS OF THE SECOND AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

         Concurrently with the execution of the Conversion Agreement, the Predecessor and the Purchasers also entered into an Second Amended and Restated Registration Rights Agreement, dated as of February 28, 2005 (the "Second
Amended and Restated Registration Rights Agreement"), pursuant to which
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CUSIP No. 14141A108               SCHEDULE 13D                     Page 15 of 34
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the parties agreed to amend and restate the their existing registration rights agreement, effective at the Effective Time, at which time the Company assumed the rights and obligations of the Predecessor under the Second Amended and Restated Registration Rights Agreement. Pursuant to the Second Amended and Restated Registration Rights Agreement, among other things, the Company will use its best efforts to file with the Securities and Exchange Commission (the "Commission"), within 90 days of the Effective Time, a shelf registration statement pursuant to Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the resale, from time to time, of all of the shares of Common Stock held by the Purchasers (as well as certain other persons).

         The foregoing summary of the Second Amended and Restated Registration Rights Agreement is qualified in its entirety by Exhibit 4.

ADDITIONAL DISCLOSURE

                  The Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of Common Stock at prices deemed favorable, the Company's business or financial condition and other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of their Common Stock, the Warrants or Common Stock issued upon exercise of the Warrants in privately negotiated transactions, in the open market pursuant to the exercise of certain registration rights granted pursuant to the Second Amended and Restated Registration Rights Agreement as described above or through an exemption from registration in compliance with applicable law, in each case, subject to the factors and conditions referred to above and to the terms of the Conversion Agreement, the Warrants and the Second Amended and Restated Registration Rights Agreement, as the case may be. In addition, the Reporting Persons may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.

                  Except as described in the Conversion Agreement, the Warrants or the Second Amended and Restated Registration Rights Agreement, and as otherwise set forth in this Schedule 13D, no Reporting Person or any individual otherwise identified in Item 2 has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization
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or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer or a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) On September 1, 2005, the Company issued to Perseus A/R Fund, and Perseus A/R Fund acquired, 1,239,281 shares of Common Stock and Warrants to acquire 5,447 shares of Common Stock (the "Perseus A/R Fund Warrants"). Accordingly, as of the date hereof and giving effect to the exercise of the Perseus A/R Fund Warrants, Perseus A/R Fund may be deemed to beneficially own 1,244,728 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 22,307,645 shares of Common Stock outstanding as of September 1, 2005, represents approximately 5.6% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d). On
September 1, 2005, the Company issued to Perseus Market Opportunity, and Perseus Market Opportunity acquired, 1,364,418 shares of Common Stock and Warrants to acquire 89,458 shares of Common Stock (the "Perseus Market Opportunity Warrants"). Accordingly, as of the date hereof and giving effect to the exercise of the Perseus Market Opportunity Warrants, Perseus Market Opportunity may be deemed to beneficially own 1,453,876 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 22,307,645 shares of Common Stock outstanding as of September 1, 2005, represents approximately 6.5% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d). On September 1, 2005, the Company issued to CS Co-Investment, and CS Co-Investment acquired, 451,186 shares of Common Stock and Warrants to acquire
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CUSIP No. 14141A108               SCHEDULE 13D                     Page 17 of 34
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1,983 shares of Common Stock (the "CS Co-Investment Warrants"). Accordingly, as
of the date hereof and giving effect to the exercise of the CS Co-Investment Warrants, CS Co-Investment may be deemed to beneficially own 453,169 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 22,307,645 shares of Common Stock outstanding as of September 1, 2005, represents approximately 2.0% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

                  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, as of the date hereof and giving effect to the exercise of the Perseus Market Opportunity Warrants, each of (i) Perseus Partners, (ii) Perseus Partners GP and (iii) Perseus may be deemed to beneficially own 1,453,876 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 22,307,645 shares of Common Stock outstanding as of September 1, 2005, represents approximately 6.5% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

                  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, as of the date hereof and giving effect to the exercise of the (y) Perseus A/R Fund Warrants and (z) CS Co-Investment Warrants, Perseus Management may be deemed to beneficially own 1,697,897 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 22,307,645 shares of Common Stock outstanding as of September 1, 2005, represents approximately 7.6% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

                  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, as of the date hereof and giving effect to the exercise of the (x) Perseus A/R Fund Warrants,
(y) Perseus Market Opportunity Warrants and (z) CS Co-Investment Warrants, each of (i) Mr. Pearl and (ii) Perseuspur may be deemed to beneficially own 3,151,773 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) and there being 22,307,645 shares of Common Stock outstanding as of September 1, 2005, represents approximately 14.1% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

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CUSIP No. 14141A108               SCHEDULE 13D                     Page 18 of 34
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         (b)      By virtue of the relationships between and among the Reporting
Persons described in Item 2 of this Statement on Schedule 13D, Perseus A/R Fund may be deemed to have the sole power to direct the voting and disposition of the 1,244,728 shares of Common Stock beneficially owned by Perseus A/R Fund.

                  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, CS Co-Investment may be deemed to have the sole power to direct the voting and disposition of the 453,169 shares of Common Stock beneficially owned by CS Co-Investment.

                  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, Perseus Management may be deemed to have the sole power to direct the voting and disposition of the 1,697,897 shares of Common Stock beneficially owned by each of (i) Perseus A/R Fund and (ii) CS Co-Investment.

                  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of (i) Perseus Market Opportunity, (ii) Perseus Partners and (iii) Perseus Partners GP may be deemed to have the sole power to direct the voting and disposition of the 1,453,876 shares of Common Stock beneficially owned by Perseus Market Opportunity.

                  By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Statement on Schedule 13D, each of (i) Mr. Pearl and (ii) Perseuspur may be deemed to have the sole power to direct the voting and disposition of the 3,151,773 shares of Common Stock beneficially owned by each of (i) Perseus A/R Fund, (ii) Perseus Market Opportunity, and
(iii) CS Co-Investment.

         (c) Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

         (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons. The partners and members of the Purchasers have the right to participate in the receipt of dividends from, or proceeds from the sale of,

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CUSIP No. 14141A108               SCHEDULE 13D                     Page 19 of 34
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the Common Stock, the Warrants or the Common Stock underlying the Warrants held for the account of the Purchasers in accordance with their ownership interests in the Purchasers.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  As described in Item 4 above, on February 28, 2005, the Predecessor and the Purchasers entered into the Conversion Agreement and Second Amended and Restated Registration Rights Agreement. Pursuant to the Conversion Agreement, the Purchasers agreed, among other things, to the cancellation of their Senior Notes and Conversion Warrants at the Effective Time in exchange for payment of the Consideration. Pursuant to the Second Amended and Restated Registration Rights Agreement, among other things, (i) the Purchasers will relinquish their "piggy-back" and Form S-3 registration rights, (ii) the Company will terminate the registration statements then effective under the Registration Rights Agreement and (iii) the Company will use its best efforts to file with the Commission, within 90 days of the Effective Time, a shelf registration statement pursuant to Rule 415 of the Securities Act with respect to the resale, from time to time, of all of the shares of Common Stock held by the Purchasers (as well as certain other persons). The obligations of the Predecessor under these agreements have been assumed by the Company.

                  As described in Items 3 and 4 above, the Company has issued to the Purchasers Warrants exercisable for an aggregate of 96,888 shares of Common Stock subject to adjustment upon the occurrence of certain events as set forth in the Warrants.

                  The foregoing summaries of the Conversion Agreement, the Warrants and the Second Amended and Restated Registration Rights Agreement are qualified in their entirety to Exhibits 2, 3 and 4, respectively.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Joint Filing Agreement, dated September 12, 2005, among (i) Perseus
                                    Acquisition/Recapitalization Fund, L.L.C.,
                                    (ii) Perseus Market Opportunity Fund, L.P.,
                                    (iii) Cardiac Science Co-Investment, L.P.,
                                    (iv) Perseus Acquisition/Recapitalization
                                    Management, L.L.C., (v) Perseus Market
                                    Opportunity Partners, L.P., (vi) Perseus
                                    Market

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CUSIP No. 14141A108               SCHEDULE 13D                     Page 20 of 34
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                                    Opportunity Partners GP, L.L.C., (vii)
                                    Perseus, L.L.C., (viii) Perseuspur, L.L.C., and (ix) Frank H. Pearl.

                  Exhibit 2: Senior Note and Warrant Conversion Agreement, dated February 28, 2005, by and among Cardiac Science, Inc., CSQ Holdings Company, Perseus
                                    Acquisition/Recapitalization Fund, L.P.,
                                    Perseus Market Opportunity Fund, L.P. and
                                    Cardiac Science Co-Investment, L.P.

                  Exhibit 3:        Forms of Warrants.

                  Exhibit 4: Second Amended and Restated Registration Rights Agreement, dated as of February 28, 2005, by and among Cardiac Science, Inc., Perseus Acquisition/Recapitalization Fund,
                                    L.P., Perseus Market Opportunity Fund, L.P.,
                                    Cardiac Science Co-Investment, L.P.,
                                    Winterset Master Fund, L.P., Mill River
                                    Master Fund, L.P., Massachusetts Mutual Life
                                    Insurance Company and Walter Villiger.

                  Exhibit 5:        Power of Attorney, dated April 9, 2003,
                                    by Frank Pearl in favor of Rodd Macklin
                                    (filed as Exhibit 8 to Amendment No. 1 to the Reporting Persons' report on Schedule 13D filed on July 22, 2004 with respect to the Predecessor and incorporated herein by reference).



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CUSIP No. 14141A108               SCHEDULE 13D                     Page 21 of 34
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                                   SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 12, 2005

                        PERSEUS ACQUISITION/RECAPITALIZATION FUND, L.L.C.

                        By:     Perseus Acquisition/Recapitalization
                                Management, L.L.C., its Managing Member

                        By:     Perseuspur, L.L.C.,
                                its Managing Member

                        By:     /s/ Rodd Macklin
                                --------------------------------------
                                Name:  Rodd Macklin
                                Title: Secretary and Treasurer


                        PERSEUS MARKET OPPORTUNITY FUND, L.P.

                        By: Perseus Market Opportunity Partners, L.P., its General Partner

                        By: Perseus Market Opportunity Partners GP, L.L.C., its General Partner

                        By:     Perseus, L.L.C.,
                                its Managing Member

                        By:     Perseuspur, L.L.C,
                                its Managing Member

                        By:     /s/ Rodd Macklin
                                --------------------------------------
                                Name:  Rodd Macklin
                                Title: Secretary and Treasurer

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CUSIP No. 14141A108               SCHEDULE 13D                     Page 22 of 34
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                       CARDIAC SCIENCE CO-INVESTMENT, L.P.

                       By:     Perseus Acquisition/Recapitalization
                               Management, L.L.C., its General Partner

                       By:     Perseuspur, L.L.C.,
                               its Managing Member

                       By:     /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Secretary and Treasurer



                       PERSEUS ACQUISITION/RECAPITALIZATION MANAGEMENT, L.L.C.

                       By:     Perseuspur, L.L.C.,
                               its Managing Member

                       By:     /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Secretary and Treasurer



                       PERSEUS MARKET OPPORTUNITY PARTNERS, L.P.

                       By: Perseus Market Opportunity Partners GP, L.L.C., its General Partner

                       By:     Perseus, L.L.C.,
                               its Managing Member

                       By:     Perseuspur, L.L.C,
                               its Managing Member

                       By:     /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Secretary and Treasurer



                       PERSEUS MARKET OPPORTUNITY PARTNERS GP, L.L.C.

                       By:     Perseus, L.L.C.,
                               its Managing Member

                       By:     Perseuspur, L.L.C,
                               its Managing Member

                       By:     /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Secretary and Treasurer

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CUSIP No. 14141A108               SCHEDULE 13D                     Page 23 of 34
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                       PERSEUS, L.L.C.

                       By:     Perseuspur, L.L.C,
                               its Managing Member

                       By:     /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Secretary and Treasurer


                       PERSEUSPUR, L.L.C.

                       By:     /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Secretary and Treasurer



                       FRANK H. PEARL

                               /s/ Rodd Macklin
                               --------------------------------------
                               Name:  Rodd Macklin
                               Title: Attorney-in-Fact